Press Information

November 24, 2017

Periodic update on transaction details related to Philips’ share repurchases

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today reported the transaction details related to the repurchases of its own common shares made in the period from November 17, 2017 up to and including November 23, 2017. These repurchases were made under the repurchase program to cover long-term incentive and employee share purchase plans, which was announced on October 30, 2017. With these transactions, Philips has now completed this repurchase program. Further details can be found in the table below and via this link.*

Date	Total number of	Weighted average purchase price (EUR)
	repurchased shares
November 17, 2017	505,000	33.27

November 20, 2017	205,000	32.97

November 21, 2017	33,713	33.06

November 22, 2017	395,390	33.32

November 23, 2017	78,609	33.24

*	In parallel, Philips is conducting the EUR 1.5 billion share buyback program for capital reduction purposes, which was announced on June 28, 2017. Details about these transactions can be found via this link.

For further information, please contact:

Ben Zwirs
Philips Group Press Office
Tel.: +31 6 15213446
E-mail: ben.zwirs@philips.com

Ksenija Gonciarenko
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: ksenija.gonciarenko@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2016 sales of EUR 17.4 billion and employs approximately 73,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.